Acacia Diversified Holdings, Inc.
13575 58th Street North
Clearwater, FL 33760

July 9, 2018
Ms. Tonya Aldave, Esquire
Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re:          Acacia Diversified Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1/A
Filed June 22, 2018
File No. 333-224319

Dear Ms. Aldave,
Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the Securities and Exchange Commission (the “Commission”) declare effective the Registration Statement on Form S-1/A filed by Acacia Diversified Holdings, Inc. (the “Company”) on June 22, 2018.  By requesting accelerated effectiveness, the Company is acknowledging its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or a person under the federal securities laws of the United States.

Accordingly, we are requesting an effective date and time of Wednesday, July 11, 2018 at 4:00 p.m. EST, or as soon as practicable thereafter.  This date and time have been selected after the staff’s telephone consultation with our counsel, Clifford J. Hunt, Esquire, to allow adequate time for review of this request by the SEC. In the event you have any questions, please do not hesitate to contact Clifford J. Hunt, Esquire, of the Law Office of Clifford J. Hunt, P.A., at (727) 471-0444.

Sincerely,

Acacia Diversified Holdings, Inc.

/s/:  Richard K. Pertile
Richard K. Pertile, CEO